Exhibit 4.29

Rights and Obligations Assumption Letter

This entity, Wuhan Mierdun Education Technology Limited, is the subsidiary established by Hubei Sannew Education Development Limited, which is controlled by BGY Education Investment Management Co., Ltd. (“Investor”) and registered in Wuhan City at the Qiaokou District branch office of the Administration for Market Regulation on May 17, 2019. The Investor holds 80% of the interests in this entity.

In accordance with the Exclusive Management Service and Business Cooperation Agreement (“Agreement”) entered into by and between Investor, Zhuhai Hengqin Bright Scholar Management Consulting Co., Ltd. and other relevant parties on January 25, 2017, this entity shall join the Agreement according to Article 10.1 of the Agreement as a “New Subsidiary of Party B” under the Agreement.

This entity hereby agrees to join the Agreement as a new Subsidiary of Party B of the Investor, enjoy the rights under the Agreement, and perform the obligations according to the Agreement. This Assumption Letter came into effect upon the date of execution.

Wuhan Mierdun Education Technology Limited

(Seal) Wuhan Mierdun Education Technology Limited Affixed

By:	/s/Jiaqian Tao
Name:	Jiaqian Tao
Title:	Legal Representative
Date:	December 10, 2019